SALE AND PURCHASE AGREEMENT

This Agreement for sale and purchase together with the Exhibits A to E attached hereto, hereinafter referred to as "Contract" or "Agreement", is executed this 11th day of June, 2010, by and between, Intelligent Communication Enterprise Corporation, a Pennsylvania, USA Corporation with its headquarters in 13 Spottiswoode Park Road, Singapore 088640 hereinafter referred to as "Seller", and Power Centre Holdings Limited, a company incorporated in Hong Kong with its registered address at C C Ho and Company, 3/F Shun Feng International Centre, 182 Queen's Road East, Hong Kong, hereinafter referred to as "Buyer"

Seller or Buyer is referred to individually as “Party” and Buyer and Seller collectively are referred to as “the Parties” in this Agreement.

WITNESSETH:

WHEREAS, Seller is the beneficial owner of 50,000 shares (hereinafter referred to as “the Shares”) which represents 100% of the ownership, of Radius-ED Limited registered in the Cayman Islands, hereinafter referred to as the "Company"; and

WHEREAS, Buyer is desirous of acquiring the Shares and Seller is desirous of selling the Shares to Buyer;

NOW, THEREFORE, for and in consideration of the mutual covenants and promises hereinafter contained, the Seller agrees to sell and the Buyer agrees to buy the Shares upon the following terms and conditions.

1.  PURCHASE PRICE AND METHOD OF PAYMENT.  Buyer shall pay and Seller shall accept the Purchase Price Five Hundred Thousand United States Dollars (US$500,000) payable within 12 months of the effective date.

2.  EFFECTIVE DATE AND CLOSING.  This Agreement is effective and binding on the Parties on 11th June 2010 (the “Effective Date”), the closing of the transactions contemplated by this Agreement, hereinafter referred to as "The Closing", shall be held, on 18 June 2010, at a place and time as the Parties hereto may agree (such date to be referred to in this agreement as the "Closing Date")

3.  REPRESENTATIONS AND WARRANTIES OF SELLER.  Seller represents and warrants that all due authorizations have been secured for the transaction contemplated in this Agreement in accordance with the respective laws and the bye-laws of the Seller.

4.  TRANSACTIONS PRIOR TO CLOSING.  Seller hereby covenants the following:

a. Conduct of Seller's Business Until Closing.  Except as Buyer may otherwise consent in writing prior to the Closing Date, Seller will not enter into any transaction, take any action or fail to take any action which would result in, or could reasonably be expected to result in or cause any of the representations and warranties of Seller contained in this Agreement to be void, invalid or false on the Closing Date.

b. Resignations.  Seller shall deliver to Buyer prior to the Closing Date, such resignations of officers or employees of the business as Buyer shall indicate, each such resignation to be effective on the Closing Date.

c. Satisfactions.  Seller shall deliver to Buyer on the Closing Date a satisfaction of any encumbrance or lien on the Shares satisfactory in form and substance to the Buyer indicating that the then outstanding unpaid principal balance of any promissory note secured thereby has been paid in full prior to or simultaneously with the closing.

d. Advice of Changes and Claims.  Between the date hereof and the Closing Date, Seller will promptly advise Buyer in writing of any fact including but not limited to any impending legal action, threat of legal action or other claims whatsoever which, if existing or known at the date hereof, that would adversely affect the value of the Shares would have been required to be set forth herein or disclosed pursuant to this Agreement.

e. Documents.  Seller shall deliver to Buyer at closing such documents which are, in Buyer's sole discretion, necessary to fully satisfy the objectives of this Agreement in content and form reasonably intended to do so.

5.  EXPENSES.  Each of the parties hereto shall pay its own expenses in connection with this Agreement and the transactions contemplated hereby, including but not limited to the fees and expenses of its counsel and its certified public accountants.

6.  GENERAL.

a. Survival of Representations and Warranties.  Each of the parties to this Agreement covenants and agrees that their respective representations, warranties, covenants, statements, and agreements contained in this Agreement shall survive the Closing Date and terminate on the second anniversary of such date.  Except as set forth in this Agreement, the exhibits hereto or in the documents and papers delivered by Seller to Buyer in connection herewith, there are no other agreements, representations, warranties, or covenants by or among the parties hereto with respect to the subject matter hereof.

b. Waivers.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any party shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein or therein and in any documents delivered in connection herewith or therewith.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.

c. Notices.  All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered or mailed, first class mail, postage prepaid,

To Seller:

Intelligent Communication Enterprise Corporation

13 Spottiswoode Park Road

Singapore 088640

To Buyer:

Power Centre Holdings Limited

C C Ho and Company

3/F Shun Feng International Centre

182 Queen's Road East

Hong Kong

or to such other address as such party shall have specified by notice in writing to the other party.

d. Sections and Other Headings.  The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretations of this Agreement.

e. Governing Law.  This Agreement, and all transactions contemplated hereby, shall be governed by, construed and enforced in accordance with the laws of the State of New York.  The parties herein waive trial by jury and agree to submit to the personal jurisdiction and venue of a court of subject matter jurisdiction located in the State of New York.  In the event that litigation results from or arises out of this Agreement or the performance thereof, the parties agree to reimburse the prevailing party's reasonable attorney's fees, court costs, and all other expenses, whether or not taxable by the court as costs, in addition to any other relief to which the prevailing party may be entitled.  In such event, no action shall be entertained by said court or any court of competent jurisdiction if filed more than one year subsequent to the date the cause(s) of action actually accrued regardless of whether damages were otherwise as of said time calculable.

f. Conditions Precedent.  There are no Conditions Precedent to the enforceability of this Agreement.

g.  Captions.  The Captions of this contract are for convenience and reference only and in no way define, describe, extend, or limit the scope or intent of this contract, or the intent of any provisions hereof.

h.  Typewritten or Handwritten Provisions.  Hand-written provisions inserted in this contract and typewritten provisions initialed by both parties shall control over the typewritten provisions in conflict therewith.

i.  Time is of the Essence.  Time and timely performance are of the essence of this contract and of the covenants and provisions hereunder.

j.  Successors and Assigns.  Rights and obligations created by this contract shall be binding upon and inure to the benefit of the parties hereto, their successors and assigns.  Whenever used, the singular number shall include the plural, the plural the singular, and the use of any gender shall include all genders.

k.  Contractual Procedures.  Unless specifically disallowed by law, should litigation arise hereunder, service of process therefore may be obtained through certified mail, return receipt requested; the parties hereto waiving any and all rights they may have to object to the method by which service was perfected.

l.  Extraordinary Remedies.  To the extent cognizable at law, the parties hereto, in the event of breach and in addition to any and all other remedies available thereto, may obtain injunctive relief, regardless of whether the injured party can demonstrate that no adequate remedy exists at law.

8.  INITIALS AND EXHIBITS.  This contract shall not be valid and enforceable unless it is properly executed by Buyer and Seller and their initials affixed to each page of the exhibits attached hereto and made a part hereof.

IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto and signed by an officer thereunto duly authorized and attested under the corporate seal of the Secretary of the Corporate party hereto, if any, all on the date and year first above written.

Signed, sealed and delivered in the presence of:

For Seller /s/ Luther Jao By: Luther Jao Date:	For Buyer /s/ Emerson Santiago By: Emerson Santiago Date:
Witnessed by: /s/ Bala Balamurali Name: Bala Balamurali Date	Witnessed by: /s/ Simoun Ung Name: Simoun Ung Date

ANNEX A

ASSETS BEING SOLD THOSE NOT INCLUDED

1.

The assets being sold in specific are:

a.

The 50,000 shares held by ICE Corp in Radius-ED Ltd

b.

1 License for Vector SMS gateway

c.

1 License for Short Message Service Centre software

d.

Contracts listed in Annex C

2.

The following assets specifically are not included in the sale:

a.

All cash balances in all the bank accounts belonging to Radius-ED Ltd

ANNEX B

Transactions outstanding at the time of this Agreement:

1.

The Malaysian company Radius-ED Sdn Bhd was transferred by Radius-ED Ltd to ICE Corp on 31 May 2010. Certain formalities with regards to filing this sale with the companies registrar in Malaysia were ongoing at the time of this Agreement due to delays in assessing stamp duties by the authorities in Malaysia. It is anticipated all outstanding formalities will be completed no later than 30 June 2010.

2.

All customer and supplier contracts of Radius-ED Ltd with the exception of those listed in Annex C have been transferred to ICE Corp effective 1 June 2010.  Some formalities with regards to these transfers were outstanding at the time of this Agreement. All such formalities are expected to be completed no later than 30 June 2010.

ANNEX C

Contracts Remaining in Radius-ED Ltd on Effective Date

1.

“MT SMS” Service Agreement between Smart Communications, Inc. and Radius-ED Limited

2.

International Wholesale Messaging Service Agreement (MT Messaging) between Radius-ED Limited and Silverstreet Active Media BV

3.

Telecommunication Services and Support Agreement between IDOTTV Sdn Bhd and Radius-ED Limited